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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                 (RULE 13d-102)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
          PURSUANT TO RULE 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)

                               (AMENDMENT NO. 4)*

                              dj Orthopedics, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   23325G 10 4
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  June 8, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

             |_|  Rule 13d-1(b)

             |_|  Rule 13d-1(c)

             |X|  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).




POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.

                                Page 1 of 7 pages

                                  SCHEDULE 13G

ISSUER:  dj Orthopedics, Inc.                           CUSIP NO.: 23325G 10 4

--------------------------------------------------------------------------------
 1.   Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      J.P. Morgan Partners (23A SBIC), L.P. (formerly known as J.P. Morgan Partners (23A SBIC), LLC)
      13-3986302
      ..........................................................................
--------------------------------------------------------------------------------

 2.   Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)
          ......................................................................

      (b)
          ......................................................................
--------------------------------------------------------------------------------
 3.   SEC Use
      Only
               .................................................................
--------------------------------------------------------------------------------
4.    Citizenship or Place of
      Organization             Delaware.
                               .................................................
--------------------------------------------------------------------------------

                      5.   Sole Voting Power       0 shares of Common Stock
                                                   .............................
Number of             ----------------------------------------------------------
Shares                6.   Shared Voting Power      0 shares of Common Stock
Beneficially                                        ............................
Owned by              ----------------------------------------------------------
Each Reporting        7.   Sole Dispositive Power    0 shares of Common Stock
Person With                                          ...........................
                      ----------------------------------------------------------
                      8.   Shared Dispositive Power   0 shares of Common Stock
                                                      ..........................
--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each
      Reporting Person                                 0 shares of Common Stock
                                                       .........................
--------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions)
                                        ........................................
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (11)      0.0%
                                                              ..................
--------------------------------------------------------------------------------

 12.  Type of Reporting Person (See Instructions)

      PN
.................................................................................

.................................................................................

.................................................................................

.................................................................................

.................................................................................


                                Page 2 of 7 pages

                                  SCHEDULE 13G

ISSUER:  dj Orthopedics, Inc.                           CUSIP NO.: 23325G 10 4

--------------------------------------------------------------------------------
 1.   Names of Reporting Persons.
      I.R.S. Identification Nos. of above persons (entities only).

      J.P. Morgan DJ Partners, LLC
      52-2157538
      ..........................................................................
--------------------------------------------------------------------------------

 2.   Check the Appropriate Box if a Member of a Group (See Instructions)

      (a)  X
          ......................................................................

      (b)
          ......................................................................
--------------------------------------------------------------------------------
 3.   SEC Use
      Only
               .................................................................
--------------------------------------------------------------------------------
4.    Citizenship or Place of
      Organization             Delaware.
                               .................................................
--------------------------------------------------------------------------------

                      5.   Sole Voting Power       0 shares of Common Stock
                                                   .............................
Number of             ----------------------------------------------------------
Shares                6.   Shared Voting Power      0 shares of Common Stock
Beneficially                                        ............................
Owned by              ----------------------------------------------------------
Each Reporting        7.   Sole Dispositive Power    0 shares of Common Stock
Person With                                          ...........................
                      ----------------------------------------------------------
                      8.   Shared Dispositive Power   0 shares of Common Stock
                                                      ..........................
--------------------------------------------------------------------------------
9.    Aggregate Amount Beneficially Owned by Each
      Reporting Person                                 0 shares of Common Stock
                                                       .........................
--------------------------------------------------------------------------------
10.   Check if the Aggregate Amount in Row (9) Excludes Certain Shares
      (See Instructions)
                                        ........................................
--------------------------------------------------------------------------------
11.   Percent of Class Represented by Amount in Row (9)        0.0%
                                                              ..................
--------------------------------------------------------------------------------

 12.  Type of Reporting Person (See Instructions)

      OO
.................................................................................

.................................................................................

.................................................................................

.................................................................................

.................................................................................



                                Page 3 of 7 pages

                                  SCHEDULE 13G

ISSUER:  dj Orthopedics, Inc.                           CUSIP NO.: 23325G 10 4

PRELIMINARY NOTE: The information contained in this Schedule 13G has been amended to reflect the disposition of beneficial ownership of an aggregate 3,072,379 shares of common stock of dj Orthopedics, Inc. by J.P. Morgan Partners (23A SBIC), L.P. and J.P. Morgan DJ Partners, LLC. As a result of such disposition, the reporting persons hold less than 5% of the outstanding common stock.


                      ITEM 1.

                      a. The name of the issuer is dj Orthopedics, Inc. (the "Issuer")

                      b. The principal executive office of the Issuer is located at 2985 Scott Street, Vista, CA 92083

                      ITEM 2.

                      a.   J.P. Morgan Partners (23A SBIC), L.P.
                           J.P. Morgan DJ Partners, LLC

                           Supplemental information relating to the ownership and control of the persons filing this statement is included in Exhibit 2(a) attached hereto.

                      b.   c/o J.P. Morgan Partners, LLC
                           1221 Avenue of the Americas - 40th Floor
                           New York, NY 10020

                      c.   Delaware

                      d. The class of securities to which the statement relates is Common Stock.

                      e.   The CUSIP Number is 23325G 10 4

                      ITEM 3. If this statement is filed pursuant to ss.ss.240.13d-1(b), or ss.ss.240.13d-2(b) or (c), check whether the person filing is a:

                  Not applicable.

                      ITEM 4.    OWNERSHIP

                  Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

                      a.   Amount Beneficially Owned:

                  J.P. Morgan Partners (23A SBIC), L.P.:     0
                  J.P. Morgan DJ Partners, LLC               0


                      b.   Percentage of Class:

                                Page 4 of 7 pages

                                  SCHEDULE 13G

ISSUER:  dj Orthopedics, Inc.                           CUSIP NO.: 23325G 10 4


                  J.P. Morgan Partners (23A SBIC), L.P        0.0%
                  J.P. Morgan DJ Partners, LLC                0.0%

                  Aggregate:                                  0.0%
                                                              ----

                      c.   Number of shares as to which such person has:

                           (i)   sole power to vote or to direct the vote:

                  J.P. Morgan Partners (23A SBIC), L.P.          0
                  J.P. Morgan DJ Partners, LLC                   0

                           (ii)  Shared power to vote or direct the vote:

                  J.P. Morgan Partners (23A SBIC), L.P.          0
                  J.P. Morgan DJ Partners, LLC                   0

                           (iii) Sole power to dispose or direct the disposition
                                 of:

                  J.P. Morgan Partners (23A SBIC), L.P.          0
                  J.P. Morgan DJ Partners, LLC                   0

                           (iv)  Shared power to dispose or direct the
                                 disposition of:

                  J.P. Morgan Partners (23A SBIC), L.P.          0
                  J.P. Morgan DJ Partners, LLC                   0

                    ITEM 5.      OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  As of June 8 , 2004, the reporting persons ceased to be the beneficial owner of five percent or more of the common stock of the Issuer and shall cease to be a reporting person pursuant to this Schedule 13G as of the effective date of this Amendment No. 4.

                    ITEM 6.      OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF
                      OF ANOTHER PERSON.

                  Not applicable.

                    ITEM 7.      IDENTIFICATION AND CLASSIFICATION OF THE
                      SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

                  Not applicable.

                    ITEM 8.      IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF
                      THE GROUP

                  Not applicable.

                    ITEM 9.      NOTICE OF DISSOLUTION OF GROUP


                                Page 5 of 7 pages

                                  SCHEDULE 13G

ISSUER:  dj Orthopedics, Inc.                           CUSIP NO.: 23325G 10 4

                  Not applicable.

                    ITEM 10.     CERTIFICATION

                  Not applicable.









                                Page 6 of 7 pages

                                  SCHEDULE 13G

ISSUER:  dj Orthopedics, Inc.                           CUSIP NO.: 23325G 10 4




                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    June 9, 2004

                             J.P. MORGAN PARTNERS (23A SBIC), L.P.

                             By: J.P. Morgan Partners (23A SBIC Manager), Inc., Its General Partner

                             By:  /s/ Jeffrey C. Walker
                                  -------------------------------------
                                  Name:  Jeffrey C. Walker
                                  Title: President

                             J.P. MORGAN DJ PARTNERS, LLC

                             By:  J.P. Morgan Partners (23A SBIC), L.P.,
                                  Its Managing Member

                             By:  J.P. Morgan Partners (23A SBIC Manager), Inc.,
                                      Its General Partner

                             By:  /s/ Jeffrey C. Walker
                                  -------------------------------------
                                  Name:  Jeffrey C. Walker
                                  Title: President




                                Page 7 of 7 pages